UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

FEIHE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

450663109

(CUSIP Number)

You-Bin Leng Star City International Building 10 Jiuxianqiao Road, C-16th Floor Chaoyang District, Beijing 100016 People’s Republic of China +(86) 10 6431-9357
With a copy to: Zhan Chen Kefei Li Jin Mao Tower, 38F, Unit 03 88 Century Blvd, Pudong, Shanghai 200121, People’s Republic of China +(86) 21 6165-1700

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	450663109

1.	NAME OF REPORTING PERSON: You-Bin Leng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,878,135(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,878,135(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,878,135 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (2)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8% (3)
14.	TYPE OF REPORTING PERSON IN
 (1) Consists of 7,866,135 shares of Common Stock and options to purchase 12,000 shares of Common Stock within 60 days of the date hereof.

(2) Mr. You-Bin Leng may be deemed to be part of a “group” (as discussed in Item 5 of this Schedule 13D) with Morgan Stanley which, as of December 31, 2012, beneficially owned 81,565 shares of Common Stock.

(3) Percentage calculated based on 19,784,291 shares of Common Stock outstanding as of November 1, 2012 (as reported in the Form 10-Q filed by the Company with the SEC on November 9, 2012).

2

INTRODUCTORY NOTE

This Amendment No. 4 amends and supplements the original statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2003 by You-Bin Leng (“Mr. Leng”) with respect to Feihe International, Inc. (the “Company”), as previously amended on September 22, 2003, October 3, 2012 and December 5, 2012 (as amended and supplemented to date, this “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

 (a)-(b) As of the date hereof, Mr. Leng beneficially owns 7,878,135 shares of Common Stock, consisting of (i) 7,866,135 shares of Common Stock and (ii) options to purchase 12,000 shares of Common Stock within 60 days of the date hereof, collectively representing approximately 39.8% of the total outstanding Common Stock. Mr. Leng has sole voting and dispositive control over such shares and options. In addition, pursuant to Section 13(d)(3) of the Act, MS and Mr. Leng may, on the basis of the facts described elsewhere herein, be considered to be a “group.”  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Leng that he is the beneficial owner of any of the 81,565 shares of Common Stock beneficially owned by MS for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)           Except as set forth in Items 3 and 4 above and Item 6 below, Mr. Leng has not effected any transactions in the Common Stock during the 60 days preceding the filing of this Schedule 13D.

(d)           No person other than Mr. Leng is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 7,878,135 shares of Common Stock owned by Mr. Leng.

(e)           Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby supplemented as follows:

On August 30, 2011, Mr. Leng entered into a loan agreement and a pledge agreement (the “2011 Loan and Pledge Agreements”) with Equities First Holdings, LLC (“EFH”), a Delaware limited liability company, pursuant to which Mr. Leng borrowed a three-year term loan with a principal amount of US$1,445,524.50 from EFH. Pursuant to the 2011 Loan and Pledge Agreements, Mr. Leng transferred to EFH all right, title, ownership and interest in and to 355,000 shares of Common Stock (the “2011 Initial Pledged Shares”) as collateral to secure the loan on September 2, 2011. EFH is required to transfer to Mr. Leng the Pledged Collateral (as defined in the 2011 Loan and Pledge Agreements), including the 2011 Initial Pledged Shares, within five business days after repayment in full of the principal of the loan and any accrued interest thereon and other obligations by Mr. Leng upon maturity of the loan.  Immediately after the transfer of the 2011 Initial Pledged Shares to EFH, Mr. Leng beneficially held, and had sole dispositive and voting powers with respect to, 8,734,258 shares of Common Stock, including 8,722,258 outstanding shares of Common Stock and options to purchase 12,000 shares of Common Stock within 60 days of the date thereof, or 44.3% of the Company’s outstanding Common Stock (calculated based on 19,671,291 shares of Common Stock outstanding as of June 30, 2011 (as reported in the Form 10-Q filed by the Company with the SEC on August 9, 2011)). Copies of the 2011 Loan and Pledge Agreements are filed as Exhibit 7.04 and Exhibit 7.05 and incorporated herein by reference in their entirety.

Except as disclosed in this Item 6, Mr. Leng had not effected any transactions in the Common Stock during the 60 days preceding the transfer of the 2011 Initial Pledged Shares to EFH.

Pursuant to the 2011 Loan and Pledge Agreements, on January 13, 2012 and January 25, 2012, Mr. Leng transferred to EFH all right, title, ownership and interest in and to an additional 35,500 and 8,123 shares of Common Stock, respectively, as additional collateral due to a decline in Fair Market Value (as defined in the 2011 Loan and Pledge Agreements) of the 2011 Initial Pledged Shares.

3

On May 3, 2012, Mr. Leng entered into a loan agreement and a pledge agreement (the “2012 Loan and Pledge Agreements”) with EFH, pursuant to which Mr. Leng borrowed a three-year term loan with a principal amount of US$3,544,892.75. Pursuant to the 2012 Loan and Pledge Agreements, Mr. Leng transferred to EFH all right, title, ownership and interest in and to 822,500 shares of Common Stock (the “2012 Pledged Shares”) as collateral to secure the loan on May 11, 2012. EFH is required to transfer to Mr. Leng the Pledged Collateral (as defined in the 2012 Loan and Pledge Agreements), including the 2012 Pledged Shares, within five business days after repayment in full of the principal of the loan and any accrued interest thereon and other obligations by Mr. Leng upon maturity of the loan.  Immediately after the transfer of the 2012 Pledged Shares to EFH, Mr. Leng beneficially held, and had sole dispositive and voting powers with respect to, 7,868,135 shares of  Common Stock, including 7,856,135 outstanding shares of Common Stock and options to purchase 12,000 shares of Common Stock within 60 days of the date thereof, or 39.9% of the Company’s outstanding Common Stock (calculated based on 19,714,291 shares of Common Stock outstanding as of March 31, 2012 (as reported in the Form 10-Q filed by the Company with the SEC on May 11, 2012)). Copies of the 2012 Loan and Pledge Agreements are filed as Exhibit 7.06 and Exhibit 7.07 and incorporated herein by reference in their entirety.

Except as disclosed in this Item 6, Mr. Leng had not effected any transactions in the Common Stock during the 60 days preceding the transfer of the 2012 Pledged Shares to EFH.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby supplemented by adding the following exhibits:

Exhibit 7.04:	Loan Agreement, by and between Mr. Leng and EFH, dated August 30, 2011.

Exhibit 7.05:	Pledge Agreement, by and between Mr. Leng and EFH, dated August 30, 2011.

Exhibit 7.06:	Loan Agreement, by and between Mr. Leng and EFH, dated May 3, 2012.

Exhibit 7.07:	Pledge Agreement, by and between Mr. Leng and EFH, dated May 3, 2012.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2013

You-Bin Leng

/s/ You-Bin Leng
Name: You-Bin Leng